CLEVER LEAVES HOLDINGS INC.

April 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Clever Leaves Holdings Inc. (the “Registrant”) Application for Withdrawal of Registrant’s Form S-3/A, File No. 333-252241 (the “S-3/A”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective immediately, the S-3/A, filed with the Commission on Form S-3/A on April 15, 2024. The Registrant is requesting withdrawal of the S-3/A because of filing errors relating to the EDGAR submission type and file number. The S-3/A was erroneously filed on EDGAR under submission type “S-3/A” rather than “POS AM,” as was intended, and was erroneously filed under File No. 333-252241, rather than File No. 333-262183, as was intended. No securities were sold under the S-3/A.

The Registrant filed a post-effective amendment to File No. 333-262183 on April 16, 2024 under the correct EDGAR submission type with the correct file number.

If you have any questions with respect to this matter, please contact Henry R. Hague, III, Chief Financial Officer of the Registrant, at (561) 634-7430. Thank you for your assistance in this matter.

Very truly yours,

CLEVER LEAVES HOLDINGS INC.

By:	/s/ Andres Fajardo
Andres Fajardo
Chief Executive Officer